Exhibit 99.2

VINCI PARTNERS INVESTMENTS LTD

Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2024

INTRODUCTION

General

The board of directors of Vinci Partners Investments Ltd (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on September 12, 2024 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time. The Meeting will be held at the offices of the Company located at Avenida Bartolomeu Mitre, 336, Leblon, Rio de Janeiro, RJ, Brazil, 22431-002.

This proxy statement, the notice to shareholders of our Meeting and the form of electronic proxy card, along with instructions on how to vote using the proxy card provided therewith, are available and can be accessed free of charge on the Investor Relations section of our website at https://ir.vincipartners.com/ and on the website of the U.S. Securities Exchange Commission (“SEC”) at www.sec.gov.

You will be able to attend the Meeting online by visiting https:// www.virtualshareholdermeeting.com/VINP2024. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered shareholders and duly appointed proxyholders who participate at the Meeting will be able to listen to the Meeting, ask questions and vote; provided that they are connected to the Internet. For shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. Broadridge will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

On March 7, 2024, the Company entered into a Merger Agreement (the “Merger Agreement”) with MNC Holdings Limited (“Compass Holding”) and its shareholders, amongst others, pursuant to which, subject to certain terms and conditions, the Company will combine with Compass Holding, a leading independent asset manager and investment advisory firm in Latin America. The combination will consist of the merger of a new exempted company to be incorporated in the Cayman Islands with limited liability (the “Merging Company”), which shall be the sole shareholder of Compass Holding and hold substantially all of its assets, liabilities and businesses, with and into the Company, with the Company continuing after the merger as the surviving company (the “Business Combination”).

Our Proxy Statement and our 2023 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vincipartners.com and on SEC’s website at www.sec.gov. On August 7, 2024, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the six months ended June 30, 2024, which are also incorporated by reference into this proxy statement.

By inserting the control number to be provided to you on your proxy card at http//www.proxyvote.com for registered shareholders and for street shareholders (if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

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Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares, Class B common shares (together, the “Common Shares”) and Series A convertible preferred shares (together with the Common Shares, the “Voting Shares”) of the Company as at the close of business on August 12, 2024, Eastern Time (the “Record Date”) are entitled to receive notice of and attend and vote at the Meeting and any adjournment thereof. No person, whether personally or appropriately acting by proxy or, if a corporation or other non-natural person, its duly authorised representative, shall be entitled to vote at the Meeting unless they are registered as a shareholder of the Company on the Record Date.

As of the close of business on the Record Date, 53,125,157 Common Shares issued and outstanding, including 38,658,918 Class A common shares and 14,466,239 Class B common shares, and 100,000 Series A convertible preferred shares were issued and outstanding. One or more shareholders holding not less than one-third in aggregate of the voting power of all Voting Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, constitutes a quorum of the shareholders. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and the Company’s Amended and Restated Memorandum and Articles of Association.

Gilberto Sayão da Silva, who controls 75.9% of the vote of the Company, has entered into a voting agreement with the shareholders of Compass Holding (“Voting Agreement”), pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the proposals set forth below, and elect to the Board of Directors of the Company a person nominated by the shareholders of Compass Holding, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Voting and Proxy Solicitation

Each Class A common share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. Each Class B common share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the Meeting. Each Series A convertible preferred share issued and outstanding as of the close of business on the Record Date is entitled to vote, on an as-converted basis, pursuant to the number of Class A common shares to which it is convertible, and in accordance with the respective Certificate of Designation.

Provided that a quorum is present, each Special Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Company who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Company who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting.

As a result of the Voting Agreement entered into by Gilberto Sayão da Silva, and the fact that the Class B Shares held by Gilberto Sayão da Silva represent 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, quorum is expected to be present and the Proposals are expected to be approved.

The Company may, from time-to-time prior to the Annual General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND THE RESOLUTIONS TO BE PROPOSED THEREAT. Investors and shareholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by the Company will be available free of charge on the Investor Relations section of the Company’s website at https://ir.vincipartners.com/. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

Voting by Holders of Voting Shares

Voting Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below will be voted at the Annual General Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote the Voting Shares they represent as our Board of Directors may recommend. On any other matters that may properly come before the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Where any holder of Voting Shares affirmatively abstains from voting, fails to cast his, her or its vote in person or by proxy or fails to give voting instructions to the broker, dealer, commercial bank, trust company or other nominee, on any particular resolution, the votes attaching to such Voting Shares will not be included or counted in the determination of the number of Voting Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Proxy Statement, have your proxy card in hand, and follow the instructions set forth in the proxy card.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024 to ensure your representation if you are not planning to attend in person our Annual General Meeting. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Annual General Meeting and vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Annual General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC “EQ” (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at http:// www.proxyvote.com by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Annual General Meeting and vote in person. If you own Voting Shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Voting Shares in street name and attend the Annual General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

The Board of Directors of the Company unanimously recommends voting in favor of the Proposals (as defined below).

If you direct the proxy holder to vote FOR any or all of the Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Annual General Meeting, an adverse recommendation with respect to the Proposals. If no additional direction is made in your proxy card, the Voting Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Annual General Meeting by submitting a written notice of revocation to our Investor Relations department (ShareholderRelations@vincipartners.com)or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Annual General Meeting and voting in person. A shareholder owning Voting Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and presenting your voting information card at the Annual General Meeting.

If you are not planning to attend in person our Annual General Meeting, to ensure your representation at our Annual General Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024.

Proposed Resolutions

The following resolutions will be proposed at the Annual General Meeting:

1.	as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified;

2.	as an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;

3.	as a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:

a.	the Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “Plan of Merger”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution);

b.	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

4.	as a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;

5.	subject to and upon the closing of the Business Combination (the “Closing”), as an ordinary resolution, Mr. Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;

6.	subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and

7.	as an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.” The Plan of Merger to be presented to the Meeting will be in, or substantially in, the form appearing as an annex to this notice.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Annual General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE PROPOSALS.

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ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Vinci from documents that are not included in or delivered with this document.

Documents relating to Vinci that are incorporated by reference into this document are available from Vinci without charge, excluding exhibits. You may obtain documents relating to Vinci which are incorporated by reference in this document, and may direct any questions about the Business Combination or request additional copies of this document, by requesting them in writing or by telephone from Vinci at:

Vinci Partners Investments Ltd

c/o Bruno Augusto Sacchi Zaremba
Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

NY, USA: +1 (646) 559-8040
RJ, Brazil : +55 (21) 2159-6240

Email: ShareholderRelations@vincipartners.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information.”

TABLE OF CONTENTS

Page

Risk Factors	1
Summary	5
Cautionary Statements Regarding Forward-Looking Statements	10
The Annual General Meeting	11
The Companies	17
The Business Combination	18
Agreements with Respect to the Business Combination	20
BiographY of Proposed DirectorS	24
Voting and Proxy Solicitation	25
Proposed Resolutions	25
Where You Can Find More Information	27

Annex

A – Form of Plan of Merger

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND
THE BUSINESS COMBINATION

The following are some of the questions regarding the Business Combination and the Annual General Meeting that you, as a shareholder of Vinci, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the Business Combination.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us,” “Vinci,” or the “Company” and similar words in this proxy statement refer to Vinci Partners Investments Ltd and its subsidiaries. In addition, we refer to MNC Holdings Limited as “Compass Holding” and to the corporate group composed by the operational entities owned by Compass Holding as simply “Compass.” All references to the “Business Combination” refer to the combination of the Company and Compass Holding, consisting of: (i) the merger of an exempted company to be incorporated in the Cayman Islands with limited liability, or the “Merging Company,” that shall hold substantially all of the assets, liabilities and businesses of Compass Holding, an exempted company incorporated in the Cayman Islands with limited liability, with and into the Company, with the Company continuing after the merger as the surviving company. All references to the “Merger Agreement” refer to the Merger Agreement, dated as of March 7, 2024, by and among Vinci, Compass Holding and its shareholders, inter alios, (as it may be amended from time to time). Vinci, following the completion of the Business Combination, is sometimes referred to in this proxy statement as the “Surviving Company.” All references to “dollars” or “US$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?

A:	Vinci and the shareholders of Compass Holding have agreed that Vinci and the Merging Company will combine (with Vinci continuing after the merger as the surviving company), subject to the terms and conditions of the Merger Agreement. Vinci is holding the Annual General Meeting in order to obtain shareholder approval of each of the Proposals, including the approval of the Business Combination and the Plan of Merger. The consummation of the Business Combination requires the approval thereof by a Special Resolution of our shareholders. We expect to obtain the required approval given that Gilberto Sayão da Silva, who holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, in each case, as described herein.

We have included in this Proxy Statement important information about the Business Combination and the Annual General Meeting. You should read this information carefully in its entirety. Your vote is very important and we encourage you to vote by proxy as soon as possible, or in person, at the date of the Annual General Meeting.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting is scheduled to be held at the offices of the Company located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002 on September 12, 2024 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time, unless it is postponed or adjourned.

Q:	Who is entitled to vote at the Annual General Meeting?

A:	Vinci has fixed August 12, 2024 as the record date for the Annual General Meeting. If you were a Vinci shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Annual General Meeting. However, you may only vote your shares if you are present in person, or represented by proxy, at the Annual General Meeting.

Q:	What matters will be voted on at the Annual General Meeting?

A:	You will be asked to consider and vote on the Business Combination and specifically the proposed resolutions included in pages 6 and 7 hereof, including the Plan of Merger as well as the election of certain persons nominated by the Compass Shareholders to the Board of Directors of Vinci. This is in addition to the proposed ordinary resolution to approve and ratify the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023.

No other business is expected to be transacted at the Annual General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Q:	What is the Business Combination?

A:	The Business Combination is a transaction pursuant to which Vinci and Compass Holding will combine. The combination will consist of the merger of the Merging Company with and into the Company, with the Company continuing after the merger as the surviving company.

Q:	What will I receive in the Merger?

A:	Because the Company will be the surviving company, there is no change in the Common Shares or Series A Preferred Shares you own. The effect of the merger is the issuance of new Class A Shares and Class C common shares (“Class C Shares”) to the shareholders of Compass Holding, which shares are expected to represent, at the time of issuance, subject to various factors, including the market value of the Class A Shares listed on Nasdaq, approximately 18% of Vinci’s aggregate share capital issued and outstanding at the time of issuance. As stated in the Plan of Merger, the Class C Shares will be redeemable for cash by Vinci.

Q:	What is the recommendation of Vinci’s Board of Directors?

A:	Our Board of Directors unanimously recommends that you vote FOR the Proposals.

Q:	What vote of Vinci shareholders is required to approve the Proposals?

A:	Provided that a quorum is present, each Special Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting, excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Gilberto Sayão da Silva, who holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein. As a result, it is expected that the Proposals will be approved.

Q:	What is the quorum required for the Meeting?

A:	Pursuant to Vinci’s Amended and Restated Memorandum and Articles of Association, one or more shareholders holding in aggregate no less than one-third (1/3) of the aggregate voting power of the Voting Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum.

If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, or if during the Meeting a quorum ceases to be present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other date, time and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original Meeting. If, at such adjourned Meeting, a quorum is not present within half an hour from the time appointed for holding such Meeting, the shareholders present in person or by proxy and entitled to vote shall constitute a quorum.

Gilberto Sayão da Silva, which holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the proposed resolutions, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Q:	When do you expect the Business Combination to be completed?

A:	We currently expect the Business Combination to be completed prior to the end of 2024. Because the Business Combination is subject to closing conditions which are beyond Vinci’s and Compass Holding’s control, the exact timing cannot be predicted with certainty.

Q:	Am I entitled to dissenter rights as a holder of Class A Common Shares?

A:	A: No. The Companies Act prescribes when dissenter rights will be available and sets the limitations on such rights. Section 239 of the Companies Act provides that no dissenter rights shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but that section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation to accept for such shares anything except —

(a) shares of a surviving or consolidated company, or depository receipts in respect thereof;

(b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders;

(c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

However, as the Class A Shares are listed on Nasdaq and will continue to be so listed after the merger, the terms of the Business Combination satisfy the requirements of 239(1) of the Companies Act and no dissenter rights will be available to the holders of Class A Shares.

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Q:	How can I vote?

A:	The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC “EQ” (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at http:// www.proxyvote.com by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Annual General Meeting and vote in person. If you own Voting Shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Voting Shares in street name and attend the Annual General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

If you are not planning to attend in person our Annual General Meeting, to ensure your representation at our Annual General Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024. Alternatively, you may attend the Annual General Meeting and vote in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Annual General Meeting and vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Annual General Meeting by submitting a written notice of revocation to ShareholderRelations@vincipartners.com, the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024) or by attending the Annual General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a “legal proxy” from such institution, emailing a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting, and presenting your voting information card and voting in person at the Annual General Meeting.

Q:	What will happen if I abstain from voting or fail to vote on the resolutions?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Voting Shares present and voting for purposes of determining whether such resolution has been passed; provided that if you are a holder of Voting Shares and submit a signed proxy card without indicating how you wish to vote, the Voting Shares represented by your proxy card will be voted by the persons named in the proxy card as our Board of Directors may recommend.

Q:	If I purchased my Voting Shares after the Record Date, may I vote these shares at the Annual General Meeting?

A:	No. A shareholder is not entitled to vote shares purchased after the Record Date because the shareholder was not the holder of record of those shares on the Record Date. Only the holder as of the Record Date may vote shares.

Q:	What happens if I sell my Voting Shares before the Annual General Meeting?

A:	The Record Date for the Annual General Meeting is earlier than the date of the Annual General Meeting and the date that the Business Combination is expected to be completed. If you transfer your Voting Shares after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Voting Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Voting Shares. If you are a holder of record and your Voting Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	How can I obtain additional information about Vinci?

A:	Our annual report on Form 20-F for the fiscal year ended December 31, 2023 and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of Vinci’s website at https://ir.vincipartners.com/. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the Annual General Meeting, the Business Combination or this document?

A:	If you have any questions about the Annual General Meeting, the Business Combination or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Vinci Partners Investments Ltd

c/o Bruno Augusto Sacchi Zaremba
Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

NY, USA: +1 (646) 559-8040
RJ, Brazil : +55 (21) 2159-6240

Email: ShareholderRelations@vincipartners.com

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

Risk Factors

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements” on page 10, you should consider carefully the following risk factors in determining how to vote at the Annual General Meeting. The following is not intended to be an exhaustive list of the risks related to the Business Combination and you should read and consider the risk factors described under Part 1, Item 3. “Key Information—D. Risk Factors” of Vinci’s Annual Report on Form 20-F for the year ended December 31, 2023, which Vinci filed with the SEC on April 18, 2024, as well as the other risk factors discussed from time to time by Vinci in reports to be filed with, or furnished to, the SEC, and which are incorporated by reference into this proxy statement.

Our and Compass’ business relationships may be subject to disruption due to uncertainty associated with the Business Combination.

Parties with which we or Compass do business may experience uncertainty associated with the Business Combination, including with respect to current or future business relationships with us, Compass or the combined business. Our and Compass’ business relationships may be subject to disruption as clients and others may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us, Compass or the combined business. These disruptions could have a material and adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including a material and adverse effect on our ability to realize the anticipated benefits of the Business Combination. The risk and adverse effect of such disruptions could be exacerbated by a delay in the completion or termination of the Business Combination.

Until the completion or termination of the Business Combination, we and Compass are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to us, Compass and/or our respective shareholders.

From and after the date of the agreements governing the Business Combination and prior to completion of the Business Combination, such agreements restrict us and Compass from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted independently in the ordinary course in all material respects. These restrictions may prevent us or Compass from taking actions that would be beneficial. Adverse effects arising from these restrictions during the pendency of the Business Combination could be exacerbated by any delays in consummation or termination of the Business Combination.

Third parties may terminate or alter existing contracts or relationships with Compass.

Compass may have contracts with certain business partners that may require Compass to obtain consent from these other parties in connection with the Business Combination. If these consents cannot be obtained, the counterparties to these contracts and other third parties with which Compass currently has relationships may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships with Compass in anticipation of the Business Combination, or with the surviving company following the Business Combination. The pursuit of such rights may result in the surviving company suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit the surviving company’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the completion or termination of the Business Combination.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Business Combination.

The Business Combination is subject to the satisfaction or waiver of a number of conditions to closing as specified in the agreements governing the Business Combination, including: (i) all required consents, clearances, authorizations and approvals pursuant to foreign investments and other laws and regulations in certain jurisdictions, as applicable, having been obtained, (ii) no law, order, injunction or decree will be in effect that prevents, makes illegal or prohibits the Business Combination, and (iii) the increase in our share capital to effect the issuance of registered shares to Compass shareholders and the required related amendments to our governing documents in connection therewith has been registered with the Cayman Islands registry of companies. Although we and Compass have agreed in such agreements to use our reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, no assurance can be given that the required approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. Any delay in completing the Business Combination could cause the surviving company not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the Business Combination is successfully completed within its expected time frame.

Failure to complete the Business Combination could negatively impact our stock price and our future business and financial results.

Either we or Compass may terminate the agreements governing the Business Combination under certain circumstances, including, among other reasons, if the Business Combination is not consummated by such time as set forth in the agreements governing the Business Combination. If the Business Combination is not completed for any reason, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Business Combination, we could be subject to a number of risks, including the following:

•	we may experience negative reactions from the financial markets, including negative impacts on our stock price, and from our clients, staff and vendors;

•	we will be required to pay certain transaction expenses and other costs relating to the Business Combination, whether or not the Business Combination is completed;

•	the agreements governing the Business Combination place certain restrictions on the conduct of our business prior to completion of the Business Combination; and

•	matters relating to the Business Combination (including integration planning) will require substantial commitments of time and resources by our management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to us as an independent company.

•	There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect our businesses, financial condition, financial results and stock price.

We and Compass may have difficulty attracting, motivating and retaining executives and other key employees in light of the Business Combination.

Uncertainty about the effect of the Business Combination on our employees and Compass’ employees may have an adverse effect on each of us and Compass separately and consequently the combined business. This uncertainty may impair our and Compass’ ability to attract, retain and motivate key personnel until the Business Combination is completed. Employee retention may be particularly challenging during the pendency of the Business Combination, as our employees and Compass’ employees may experience uncertainty about their future roles with the combined business. Furthermore, if our key employees or Compass’ key employees depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become team members of the combined business, we may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees, and our ability to realize the anticipated benefits of the Business Combination may be adversely affected.

We have incurred and will continue to incur significant expenses in connection with the Business Combination, regardless of whether the Business Combination is completed.

We have incurred and will continue to incur significant expenses related to the Business Combination. These expenses include, but are not limited to, fees related to arranging corporate advisory and opinion fees and expenses, legal fees, accounting fees and expenses, certain employee expenses, consulting fees, filing fees, printing expenses and other related fees and expenses. Many of these expenses will be payable by us regardless of whether the Business Combination is completed.

If our due diligence investigation of Compass was inadequate or if risks related to Compass’ business materialize, it could have a material adverse effect on our shareholders’ investment.

Even though we conducted a customary due diligence investigation of Compass, we cannot be sure that our diligence surfaced all material issues that may be present inside Compass or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Compass and its business and outside of its control will not arise later. If any such material issues arise or if known risks prove to be more significant than expected, the ongoing business of the surviving company and our shareholders’ investment may be materially and adversely impacted.

The outstanding capital stock of Compass is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Compass. The aggregate consideration for the Compass is set forth in the agreements governing the Business Combination as a result of negotiations and because these share amounts are fixed, they will not adjust to factor in any change in the value of Compass before closing. As a result, there is no guarantee that the value of the aggregate consideration in the Business Combination will align with the actual value of Compass at closing.

After completion of the Business Combination, we may fail to realize the anticipated benefits of the Business Combination, which could adversely affect the value of registered shares.

The success of the Business Combination will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of Vinci Partners and Compass. Our ability to realize these anticipated benefits, including in terms of revenue growth and product diversification, is subject to certain risks including:

•	our ability to successfully combine the businesses of Vinci Partners and Compass;

•	whether the combined businesses will perform as expected; and

•	the assumption of known and unknown liabilities of Compass.

If we are not able to successfully integrate and combine the businesses of Vinci Partners and Compass within the anticipated time frame, or at all, the anticipated revenue growth, product diversification and other benefits of the Business Combination may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected, and the value of our Class A common shares may be adversely affected.

It is possible that the integration process could result in the loss of our key staff or Compass’ key staff, the disruption of either or both company’s ongoing businesses, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed to realize the anticipated benefits of the Business Combination so the combined business performs as expected include, among other things:

•	identifying and adopting the best practices of the two organizations to position the combined business for future growth;

•	integrating the companies’ technologies, systems and services;

•	harmonizing the companies’ operating practices, reporting structure, staff development and compensation programs, internal controls and other policies, procedures and processes, including compliance by the acquired operations with IFRS Accounting Standards and the documentation and testing of internal control procedures under Section 404 of the Sarbanes-Oxley Act;

•	rebranding operations and addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	maintaining existing agreements with clients and avoiding delays in entering into new agreements with prospective clients; and

•	identifying and eliminating redundant assets and expenses and consolidating locations of us and Compass that are currently in close proximity to each other.

In addition, at times, the attention of certain members of either or both companies’ management and resources may be focused on completion of the Business Combination and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the surviving company.

We will incur significant integration-related costs in connection with the Business Combination and we may not be able to obtain the synergies of the surviving company.

We will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and staff-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Business Combination and the integration of Compass into our business. Although we expect that the elimination of duplicative costs, as well as the realization of other synergies and efficiencies related to the integration of the businesses, that may allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all, and we may incur difficulties and delays in integrating Compass’ business following completion of the Business Combination or fully realizing the anticipated cost synergies and other benefits expected from the Business Combination.

The market price for our Class A common shares following the completion of the Business Combination may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of our Class A common shares.

The results of operations of the surviving company will be affected by some factors that are different from those currently or historically affecting our results of operations and those currently or historically affecting the results of operations of Compass. The results of operations of the surviving company may also be affected by factors different from those that currently affect or have historically affected either Vinci Partners or Compass.

Summary

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Business Combination fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.”

The Companies

Vinci Partners Investments Ltd
Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners’ business segments include private equity, public equities, real estate, private credit, infrastructure, hedge funds, special situations, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

MNC Holdings Limited (Compass)
Suite 1, 7th Floor, 50 Broadway
London, England
SW1H 0BL

Compass is a leading independent asset management firm in Latin America, providing investment advisory to institutional investors, intermediaries, family offices, and high-net worth individuals. Founded in New York in 1995, the firm has over 25 years of experience and a team of more than 300 professionals currently present in seven countries in Latin America, the U.S. and UK. Compass has more than US$37 billion in assets under management and advisory and maintains strategic relationships with world renowned asset managers.

See “The Companies” beginning on page 17.

Vinci’s Reasons for Approval of the Business Combination; Recommendation of the Vinci Board of Directors

After careful consideration, as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Vinci’s board of directors (the “Board” or our “Board of Directors”) has:

	determined that the Business Combination, the Plan of Merger and the election of two persons nominated by the Compass Shareholders to the Board of Directors of Vinci, each as set forth in the Proposals, are in the best interests of Vinci and its shareholders as a whole;

	determined to recommend that Vinci’s shareholders approve the Business Combination, the Plan of Merger and the election of the designated directors, each as set forth in the Proposals; and

	unanimously approved the Business Combination, the Plan of Merger and the election of the designated directors, each as set forth in the Proposals.

Our Board of Directors recommends that you vote FOR the approval of the Proposals.

In reaching its decision to unanimously approve the Proposals and to recommend that Vinci shareholders vote to approve the Proposals, our Board of Directors consulted with Vinci’s management and Vinci’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Business Combination—Reasons for Approval of the Business Combination; Recommendation of the Board.”

Structure of the Business Combination

The Business Combination will consist of the merger of the Merging Company, which will hold, immediately prior to the closing, substantially all of Compass Holding’s assets, liabilities and businesses, with and into the Company, with the Company continuing after the merger as the surviving company. See “The Merger Agreement—The Business Combination.”

Consideration

On the terms and conditions set forth in the Merger Agreement, upon consummation of the merger, the shareholders of Compass Holding immediately prior to the Closing (the “Compass Shareholders”) will receive a total upfront consideration of approximately 11,783,384 shares of our Class A common shares and a cash consideration of approximately US$31.3 million, in the form Class C redeemable common shares, in each case subject to leakage and anti-dilution adjustments. As a result, upon closing, the existing Compass Holding partners are expected to hold approximately 18% of the total share capital of the surviving company. In addition, under the agreement, certain Compass Holding shareholders are entitled to an earn-out of up to an additional 7.5% stake in the surviving company, subject to the achievement of pre-determined metrics, to be paid in our Class A common shares until 2028.

The Annual General Meeting of Vinci’s Shareholders

Date, Time, Place and Agenda. The Annual General Meeting is scheduled to be held at Vinci’s offices located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002 on September 12, 2024 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time, unless it is postponed or adjourned.

The Meeting is being held for the purpose of considering and voting upon the approval of the following Proposals:

1.	as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified;

2.	as an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;

3.	as a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:

a.	the Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “Plan of Merger”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution);

b.	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

4.	as a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;

5.	subject to and upon the closing of the Business Combination (the “Closing”), as an ordinary resolution, Mr. Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;

6.	subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and

7.	as an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.” The Plan of Merger to be presented to the Meeting will be in, or substantially in, the form appearing as an annex to this notice.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Annual General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date. Vinci has fixed August 12, 2024 as the Record Date for the Annual General Meeting. If you were a Vinci shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Annual General Meeting. As of the Record Date, there are 53,125,157 Voting Shares entitled to be voted at the Annual General Meeting.

Required Vote. If a quorum is present, the adoption and approval of the aforesaid Proposal at the Annual General Meeting, the Special Resolution requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy and each Ordinary Resolution requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

The Company may, from time-to-time prior to the Annual General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND THE RESOLUTIONS TO BE PROPOSED THEREAT. Investors and shareholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by the Company will be available free of charge on the Investor Relations section of the Company’s website at https://ir.vincipartners.com/. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy material. See “The Annual General Meeting.”

Conditions to the Business Combination

The parties currently expect that closing of the Business Combination will occur prior to the end of the 2024 year. The parties will complete the Business Combination only if the parties satisfy or waive several conditions. The conditions include, among others:

	no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority having competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing the consummation of the Business Combination shall be in effect;

	certain requisite regulatory approvals shall have been received and be in full force and effect, and any related waiting period (and applicable extensions) required by law has expired or terminated.

In addition, each party’s obligations to consummate the Business Combination and to effect the Closing is subject to the satisfaction (or waiver, if permissible) of other customary closing conditions, including that (i) the representations and warranties of the other party in the Merger Agreement be true and correct on the terms set forth therein, (ii) the other party performs and complies in all material respect with all covenants required to be performed or complied by such party at or prior to the Closing, (iii) the receipt of certain waivers and consents from clients and commercial partners and (iii) certain key persons continue to devote their business time to Compass, on the terms set forth in the Merger Agreement.

See “Merger Agreement—Conditions to the Business Combination.”

Termination of the Merger Agreement

Subject to certain terms and conditions set forth in the Merger Agreement, the Merger Agreement may be terminated: (i) by mutual written agreement of Vinci and the Compass Shareholders; (ii) by either Vinci or the Compass Shareholders upon a final and non-appealable order by a governmental authority permanently preventing Closing or a law prohibiting the Business Combination; (iii) by the Compass Shareholders, upon a breach by Vinci of its representations, warranties, covenants or agreements not cured within the applicable cure period; (iv) by Vinci, upon a breach, by Compass Holding or the Compass Shareholders, of their representations, warranties, covenants or agreements not cured within the applicable cure period; or (v) by either Vinci or the Compass Shareholders if the Closing has not occurred by March 7, 2025 (as such date may be extended pursuant to the terms of the Merger Agreement).

See “Merger Agreement—Termination of the Merger Agreement.”

Expenses

All fees and expenses incurred in connection with the Business Combination and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses, whether or not the Business Combination is consummated. Expenses incurred in connection with the filing, printing and mailing of this proxy statement shall be borne by Vinci.

See “Merger Agreement—Expenses.”

Voting Agreement

In connection with the Merger Agreement, Gilberto Sayão da Silva, who holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein.

Cautionary Statements Regarding Forward-Looking Statements

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Annual General Meeting and the Business Combination,” “Summary” and “The Business Combination” (including sub-section “Certain Internal Financial Projection” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases). These statements, which are based on information currently available to the Company, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against Vinci and others relating to the Business Combination;

•	the failure of the Business Combination to close for any other reason;

•	other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F. See the section of this proxy statement entitled “Where You Can Find More Information.”

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition and results of operations of Vinci or the surviving company could be materially adversely affected by any of these factors. Vinci does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

The Annual General Meeting

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Vinci for use at Vinci’s Annual General Meeting. The Annual General Meeting will be held at held at Vinci’s offices located at Av. Bartolomeu Mitre, 336, Leblon, Rio de Janeiro/RJ, Brazil 22431-002 on September 12, 2024 at 10:00 a.m., Rio de Janeiro time, being 9:00 a.m., New York time, unless it is postponed or adjourned.

You will be able to attend the Meeting online by visiting https:// www.virtualshareholdermeeting.com/VINP2024. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on proxy or in the instructions that accompanied your proxy materials.

We recommend that you give yourself ample time to log in before the Meeting begins. Registered shareholders and duly appointed proxyholders who participate at the Meeting will be able to listen to the Meeting, ask questions and vote; provided that they are connected to the Internet. For shareholders, the control number located on your proxy or in the email notification you received is your “Control Number” to access the Meeting. Broadridge will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Purpose of the Annual General Meeting

The following resolutions will be proposed at the Annual General Meeting:

1.	as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified;

2.	as an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;

3.	as a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:

a.	the Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “Plan of Merger”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution);

b.	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

4.	as a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;

5.	subject to and upon the closing of the Business Combination (the “Closing”), as an ordinary resolution, Mr. Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;

6.	subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and

7.	as an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.” The Plan of Merger to be presented to the Meeting will be in, or substantially in, the form appearing as an annex to this notice.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

No other business is expected to be transacted at the Annual General Meeting; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date, Share Ownership, Shareholders entitled to vote and Quorum

Only holders of Class A Common Shares, Class B Common Shares and Series A Preferred Shares of record at the close of business on August 12, 2024, Eastern time (the “Record Date”) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

In addition, shareholders who, as of the Record Date, held Voting Shares through a bank, broker or other nominee which is a shareholder of record of Vinci or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual General Meeting, but may not actually vote their shares in person at the Meeting unless such person has obtained, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares and a scanned copy of such “legal proxy” is sent by email to ShareholderRelations@vincipartners.com prior to the Annual General Meeting.

As of the close of business on the Record Date, 53,125,157 Voting Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third (1/3) of the aggregate voting power of the Voting Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), and Vinci’s Amended and Restated Memorandum and Articles of Association.

Gilberto Sayão da Silva, who controls 75.9% of the vote of the Company, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein. As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Recommendation of the Board of Directors

After careful consideration, and after each director duly disclosed his interests in the Business Combination (if any), as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Vinci’s board of directors (the “Board” or our “Board of Directors”) has:

	determined that the Business Combination, the Plan of Merger and the election of two persons nominated by the Compass Shareholders to the Board of Directors of Vinci, each as set forth in the Proposals, are in the best interests of Vinci and its shareholders as a whole;

	determined to recommend that Vinci’s shareholders approve the Business Combination, the Plan of Merger and the election of the designated directors, each as set forth in the Proposals; and

	unanimously approved the Business Combination, the Plan of Merger and the election of the designated directors, each as set forth in the Proposals.

Our Board of Directors recommends that you vote FOR the approval of the Proposals.]

In reaching its decision to unanimously approve the Proposals and to recommend that Vinci shareholders vote to approve the Proposals, our Board of Directors consulted with Vinci’s management and Vinci’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Business Combination—Reasons for Approval of the Business Combination; Recommendation of the Board.”

Voting

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC “EQ” (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at http:// www.proxyvote.com by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Annual General Meeting and vote in person. If you own Voting Shares of record and you do not vote by proxy or in person at the Annual General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Annual General Meeting and the proxy card will be available to you at www.voteproxy.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.voteproxy.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Voting Shares in street name and attend the Annual General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” resolutions even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of the Business Combination. If a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). However, broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

Only Voting Shares that are voted on the Proposal will be counted toward determining whether such proposal is approved. Voting shares present at the Annual General Meeting that are not voted on, or Voting Shares present by proxy where their holder properly withheld authority to vote on such proposal (including broker non-votes), will not be counted in determining whether such proposal is approved by shareholders.

Each Class A Share is entitled to one (1) vote, each Class B Share is entitled to ten (10) votes, and each Series A Preferred Share is entitled to 73.5402 votes (on an as-converted basis) in accordance with the respective Certificate of Designation, on the Proposals or any other item that comes before the Annual General Meeting. If two or more persons are registered as joint holders of any common share, the right to attend the Annual General Meeting will be conferred upon each of such joint owners, but the right to vote at the Annual General Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the Annual General Meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in Vinci’s register of members.

The Board of Directors of the Company unanimously recommends that Vinci’s shareholders vote in favor of the Proposals presented at the Annual General Meeting.

If you direct the proxy holder to vote FOR any or all of the Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Annual General Meeting, an adverse recommendation with respect to the Proposals. If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Voting Results

The preliminary voting results will be announced at the Annual General Meeting. The final voting results will be tallied by Vinci’s corporate secretary based on the information provided by Vinci’s transfer agent and will be published following the Annual General Meeting on Form 6-K.

Revoking or Changing Your Vote

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Annual General Meeting by submitting a written notice of revocation to ShareholderRelations@vincipartners.com, the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Annual General Meeting and voting in person. A shareholder owning Voting Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and presenting your voting information card at the Annual General Meeting.

Revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on September 11, 2024 to ensure your representation at our Annual General Meeting if you are not planning to attend in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Annual General Meeting and vote your Voting Shares in person. Please note, however, that if your Voting Shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ShareholderRelations@vincipartners.com prior to the Annual General Meeting and (ii) present your voting information card at the Annual General Meeting.

Required Vote for the Proposal

Provided that a quorum is present, the Special Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Vinci may, from time-to-time prior to the Annual General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. Investors and shareholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Vinci will be available free of charge on the Investor Relations section of the Company’s website at https://ir.vincipartners.com. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

In connection with the Merger Agreement, Gilberto Sayão da Silva, who holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein. As a result, it is expected that the Proposals will be approved.

Contact for Questions and Assistance in Voting

If you have a question about the Business Combination or how to vote or revoke a proxy you should contact:

Vinci Partners Investments Ltd

c/o Bruno Augusto Sacchi Zaremba
Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

NY, USA: +1 (646) 559-8040
RJ, Brazil : +55 (21) 2159-6240

Email: ShareholderRelations@vincipartners.com

Other Matters

Vinci is not aware of any other business to be acted upon at the Annual General Meeting. If, however, other matters are properly brought before the Annual General Meeting or any adjournment or postponement of the Annual General Meeting, the persons named in the proxy card will vote the Voting Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

The Companies

Vinci Partners Investments Ltd

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners’ business segments include private equity, public equities, real estate, private credit, infrastructure, hedge funds, special situations, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

For further information about our business and operations, see our annual report on Form 20-F for the fiscal year ended December 31, 2023 and our Form 6-K furnished to the SEC on August 7, 2024 with our Unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2024, which are also incorporated by reference into this proxy statement.

MNC Holdings Limited (Compass Holding)

Compass is a leading independent asset management firm in Latin America, providing investment advisory to institutional investors, intermediaries, family offices, and high-net worth individuals. Founded in New York in 1995, the firm has over 25 years of experience and a team of more than 300 professionals currently present in seven countries in Latin America, the U.S. and UK. Compass has more than US$37 billion in assets under management and advisory (as of December 31, 2023) and maintains strategic relationships with world renowned asset managers. We believe that Compass has developed a leading and differentiated platform in Latin America, which are distributed across two main business lines:

•	IP&S: as pioneers in providing investment solutions across traditional and global alternative assets, to institutional investors, family offices, intermediaries and HNWI in Latin America, Compass has built a distinguished ecosystem of proprietary relationships over the last 28 years. Compass seeks to provide access to world-class managers and global brokerage services, as well as discretionary global investment solutions and asset allocation to Latin American investors; and

•	Asset Management LatAm: Compass has more than 25 years’ experience managing a wide range of funds and investment strategies focused exclusively on Latin America through the following:

o	credit, by managing funds and portfolios across the full spectrum of risk, from investment grade to private credit, including Latin America high-yield strategies, and

o	public equities, by managing pan-Latin America and country-specific equity funds and mandates for Latin American and global clients.

For further information about Compass’s business and operations, see our Form 6-K furnished to the SEC on March 7, 2024, which is also incorporated by reference into this proxy statement.

The Business Combination

Background of the Business Combination

Building upon a long-standing relationship of mutual respect for their respective businesses, beginning in the second quarter of 2022, the partners of Vinci and Compass initiated conversations about conducting a potential business combination transaction that would allow them to combine their platforms, and benefit from synergies and strategies to grow the combined business together.] Following discussions, a letter of intent was signed on June 14, 2023, after which Vinci and Compass began to negotiate the terms of the Business Combination and the Merger Agreement.

For more information, please see the Form 6-K furnished by Vinci on March 7, 2024 which is incorporated by reference into this proxy statement.

Reasons for Approval of the Business Combination; Recommendation of the Board

Vinci’s Board of Directors carefully considered the final proposed terms of the Business Combination, the Plan of Merger and the election of the persons nominated by the Compass Shareholders to the Board of Directors. In evaluating the financial and contractual terms of the Business Combination, the Board of Directors consulted with members of its senior management team, who were advised by Goldman Sachs, the Company’s financial advisor, Simpson Thacher & Bartlett LLP, U.S. counsel to the Company, Carey y Cía, Chilean counsel to the Company, Beccar Varela, Argentine counsel to the Company, Creel Abogados, S.C., Mexican counsel to the Company, Estudio Guyer & Regules, Uruguayan counsel to the Company, and Walkers (Cayman) LLP, as Cayman Islands counsel, Carey y Cía, Chilean counsel to the Company, and assessed various matters relevant to its decision. The Board of Directors considered a significant amount of information and a wide variety of factors, including the Board’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of Compass, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which Compass operates and Compass’s position in such markets; the benefits of incorporating a complementary asset management business with a premier reputation and strong roster of investors; the quality and stability of the Compass management team; the potential growth opportunities for the combined Vinci-Compass platforms; and the financial and other terms and conditions of the Merger Agreement as reviewed by the Board of Directors.

We believe that the strategic rationale for the proposed Business Combination is as follows:

•	the Business Combination creates a leading platform in Latin America, with more than US$50 billion in assets under management;

•	the Business Combination is fully aligned with our strategic growth plan to expand our geographic footprint into a true pan-regional platform;

•	we will be able to enhance the distribution reach of our investment strategies across Latin America through Compass’ leading platform, and Compass will be able to provide access to world-class managers and offer global and regional solutions to our broad client base in Brazil;

•	the mindset and cultural alignment between partners from both companies will catalyze superior execution; and

•	the Business Combination is immediately accretive to our FRE per share, with short- and medium-term additional accretion from revenue and productivity enhancement synergies to be unlocked with the integration of both platforms.

Based on the aforementioned considerations, the Board of Directors determined that the Business Combination, the Plan of Merger and the election of two persons nominated by the Compass Shareholders to the Board of Directors of Vinci, each as set forth in the Proposals are in the best interests of Vinci and its shareholders as a whole.

Recommendation

Vinci’s Board of Directors unanimously recommends that you vote FOR the Proposal to approve the Business Combination and the Plan of Merger and the other Proposals.

Agreements with Respect to the Business Combination

The following is a summary of certain relevant provisions of the Merger Agreement and Voting Agreement. This section does not purport to describe all of the terms of the either agreement and is qualified in its entirety by the complete terms thereof.

Merger Agreement

The Business Combination

We currently expect the business combination (the “Business Combination”) to occur prior the end of 2024, subject to the terms and conditions set forth in the Merger Agreement. The combination of the Company and Compass Holding will consist of the merger (the “Merger”) of a holding company that will hold substantially all assets, liabilities and businesses of Compass Holding (the “Merging Company”) with and into the Company, with the Company continuing after the merger as the surviving company (the “Surviving Company”).

At the closing, the Merging Company and the Company will execute the Plan of Merger and register the Plan of Merger and other related documents with the Cayman Islands Registrar of Companies. The Merger will become effective upon the issuance by the Cayman Islands Registrar of Companies of the certificate of merger in accordance with Section 233(11) of the Companies Act (As Revised) of the Cayman Islands (“Companies Act”) which may be on the date of registration of the Plan of Merger and other related documents with the Cayman Islands Registrar of Companies or, in accordance with Section 234 of the Companies Act, at such other subsequent date (not exceeding 90 days after the date the Plan of Merger is registered) as the Merging Company and the Company may agree and specify in the Plan of Merger.

Consideration

On the terms and conditions set forth in the Merger Agreement, upon consummation of the merger, the shareholders of Compass Holding immediately prior to the Closing (the “Compass Shareholders”) will receive a total upfront consideration of approximately 11,783,384 shares of our Class A common shares and a cash consideration of approximately US$31.3 million, in each case subject to leakage and anti-dilution adjustments, in the form Class C redeemable common shares. As a result, upon closing, the existing Compass Holding partners are expected to hold approximately 18% of the total share capital of the surviving company. In addition, under the agreement, certain Compass Holding shareholders are entitled to an earn-out of up to an additional 7.5% stake in the surviving company, subject to the achievement of pre-determined metrics, to be paid in our Class A common shares until 2028.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made, severally and not jointly, by the Compass Shareholders and Compass Holding, as well as customary representations and warranties made by Vinci.

Covenants Regarding Conduct of Business by Compass Pending Business Combination

The Merger Agreement contains certain covenants limiting the conduct of business by Compass between the date of the Merger Agreement and the earlier to occur of the termination thereof in accordance with its terms, and the Closing. In general, unless Vinci gives its written approval in advance, Compass and its subsidiaries shall use commercially reasonable efforts to (x) carry on their business in the ordinary course, consistent with past practice in all material respects and (y) preserve their present business organization and material business relationships, subject to certain specified exceptions, including as expressly contemplated, required or permitted by the Merger Agreement or as required or prohibited by applicable law or fiduciary or contractual obligations.

Certain Covenants

The Merger Agreement contains certain other covenants, including:

•	Non-solicit. During the interim period, Compass may not solicit alternative offers or transactions.

•	Board of Directors. At or prior to Closing, Vinci shall appoint two Compass designees to the Board of Directors of the Company, as further described in this Proxy Statement.

•	Fund Consents: Compass shall use reasonable best efforts to obtain certain U.S. advisory clients and Chilean funds advised by it prior to Closing.

•	Third-Party and Regulatory Consents. Parties to use reasonable best efforts to obtain requisite regulatory consents.

The Agreement also provides for certain other customary covenants, such as, among others: access to books and records, public announcements, D&O insurance, restrictions on political contributions, confidentiality and further assurances.

Conditions to the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of each party to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver) prior to or at the Closing, of each of the following conditions:

•	the requisite regulatory approvals set forth in an annex to the Merger Agreement shall have been received and in full force and effect, and any related waiting period (and applicable extensions) required by law shall have expired or been terminated;

•	FINRA’s approval of the continuing membership application under FINRA Rule 1017 shall have been obtained, or, provided that 30 days have passed since the submission is deemed substantially complete by FINRA, the Compass broker-dealer has notified the parties’ intention to consummate the transaction and until the closing FINRA has not imposed any interim restrictions or otherwise advised that the parties are prohibited from closing the transaction’; and

•	no statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, issued, promulgated, enforced or entered by any governmental authority having competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing the consummation of the Business Combination shall be in effect;

Conditions to the Vinci’s obligations.

The obligations of Vinci to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver by the Company in writing) at or prior to Closing of the following conditions:

•	fundamental representations and warranties of Compass Holding set forth in the Merger Agreement be true and correct in all respects;

•	other representations and warranties of Compass Holding and its shareholders be true and correct, to a material adverse effect standard, as set forth in the Merger Agreement;

•	Compass Holding and the Compass Shareholders perform and comply in all material respects with all covenants required to be performed or complied by Compass Holding and the Compass Shareholders at or prior to the Closing;

•	No material adverse effect, as defined in the Merger Agreement, shall have occurred and continue;

•	the delivery of an officer’s certificate by Compass Holding certifying that the first, second and third conditions have been satisfied;

•	certain key persons of Compass continue to devote their business time to Compass, on the terms set forth in the Merger Agreement;

•	Certain waivers and client consents must have been obtained; and

•	Vinci shall have received a certificate from the Compass Shareholders stating certain company disbursements to be considered as leakage, as defined under the Merger Agreement.

Conditions to Compass Shareholders’ and Compass Holding’ Obligations.

The obligation of the Compass Shareholders and Compass Holding to consummate the Business Combination and to effect the Closing are subject to the satisfaction (or waiver by the Compass Shareholders in writing) at or prior to Closing of the following conditions:

•	fundamental representations and warranties of Vinci set forth in the Merger Agreement be true and correct in all respects, except for any de minimis inaccuracies;

•	certain specified tax representations and warranties of Vinci set forth in the Merger Agreement be true and correct in all respects;

•	other representations and warranties of Vinci shall be true and correct, to a material adverse effect standard, as set forth in the Merger Agreement;

•	Vinci has performed or complied with, in all material respects, with all of their covenants under the Merger Agreement;

•	the execution and delivery of the Voting Agreement, which shall remain in full force and effect, and the covenants therein to be performed before or at Closing shall have been performed in all material respects; and

•	the delivery of an officer’s certificate by the Company certifying that the first, second and third conditions have been satisfied.

Termination of the Merger Agreement

Subject to certain terms and conditions set forth in the Merger Agreement, the Merger Agreement may be terminated: (i) by mutual written agreement of Vinci and the Compass Shareholders; (ii) by either Vinci or the Compass Shareholders upon a final and non-appealable order by a governmental authority permanently preventing Closing or a law prohibiting the Business Combination; (iii) by the Compass Shareholders, upon a breach by Vinci of its representations, warranties, covenants or agreements not cured within the applicable cure period; (iv) by Vinci, upon a breach, by Compass Holding or the Compass Shareholders, of their representations, warranties, covenants or agreements not cured within the applicable cure period; or (v) by either Vinci or the Compass Shareholders if the Closing has not occurred by March 7, 2025 (as such date may be extended pursuant to the terms of the Merger Agreement).

Expenses

All fees and expenses incurred in connection with the Business Combination and the other transactions contemplated thereby will be paid by the party incurring such fees and expenses. Expenses incurred in connection with the filing, printing and mailing of this proxy statement shall be borne by Vinci.

Voting Agreement

In connection with the Merger Agreement, Gilberto Sayão da Silva, who holds an aggregate of 75.9% of the aggregate voting power of the issued and outstanding Voting Shares, has entered into a voting agreement with the shareholders of Compass Holding pursuant to which, among other things, Gilberto Sayão da Silva has agreed to appear or otherwise cause his voting shares to be counted as present at the Annual General Meeting for purposes of establishing a quorum, and vote or cause to be voted all of his voting shares in favor of the Business Combination and the related Proposals, and elect to the Board of Directors of the Company the persons nominated by the shareholders of Compass Holding, in each case as described herein.

Gilberto Sayão da Silva has agreed to continue to elect senior members of the Compass management team to the Vinci’s board as long as the Compass Shareholders retain a significant interest in the Common Shares. Vinci believes the presence of Compass executives on its Board is favorable to the Board of Directors’ supervision of the Compass business and to integrate the Vinci and Compass businesses.

The Voting Agreement shall terminate automatically upon a valid termination of the Merger Agreement in accordance with its terms.

Other Agreements

Gilberto Sayão da Silva shall cause Vinci to indemnify each Compass-appointed director, from and against any and all claims, suits, judgments, losses, damages, fines or costs incurred in the performance of his or her activities as a director. The Compass-appointed directors shall have the right to compensation and/or reimbursement of expenses to the same extent, if any, as other Vinci directors, other than the outside directors, in effect from time to time.

Vinci and Compass shall cooperate in good faith to implement a retention program in an aggregate amount not to exceed $2,500,000, to be disbursed to certain Compass employees and executives identified in an annex to the Merger Agreement, as well as a plan applicable to certain Compass partners providing for a discount for the repurchase of shares by one of the Compass Shareholders from executives that terminate their employment relationship with Compass under certain circumstances.

BiographY of Proposed DirectorS

Manuel José Balbontin is a Partner and Founder of Compass, Executive Chairman of Compass Group Holdings, and a Senior Investment Strategist. Prior to founding the firm, he was a Managing Partner and Founder of New World Investments Group of Banco Santander in New York. Manuel also served as Director of Capital Markets and Co-Director of Sales and Trading of Citicorp Emerging Markets Group (ICFD) in New York, London, and Tokyo. He has experience in asset management, investment banking, and private capital investments in Latin America and other emerging markets.

Manuel holds a Bachelor of Science degree in Business Administration from Pontificia Universidad Católica de Chile and an MBA from Harvard Business School.

Jaime de la Barra is a founding partner at Compass in Chile. He is currently the executive vice chairman of Compass Group Holdings and chief investment strategist for the firm. Prior to founding the company, he created and was the head of investment research for Grupo Santander in Chile and previously he was vice president, investment banking at Citicorp in Chile.

Jaime was a member of the Capital Markets Advisory Council of the Chilean Ministry of Finance between 2006 and 2021. He is a board member of Icare and chairman of its Economics and Finance Circle. Additionally, he is a member of the advisory board of Endeavor-Chile. He was a lecturer in capital markets and financial institutions at Universidad de Los Andes and is currently a member of the executive board for Latin America of The Wharton School of the University of Pennsylvania. He is also a founding partner and former chairman of InBest, and one of the founders and former chairman of the Chilean Investment Fund Managers Association.

Jaime holds a Bachelor of Science degree in Business Administration from Pontificia Universidad Católica de Chile and an MBA (Palmer Scholar) from the Wharton School of the University of Pennsylvania.

Our 2023 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at https://ir.vincipartners.com and on the SEC’s website at www.sec.gov. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

Voting and Proxy Solicitation

Voting at the Annual General Meeting will be conducted by poll vote. Each Class A common share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Annual General Meeting. Each Class B common share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the Meeting. Each Series A convertible preferred share issued and outstanding as of the close of business on the Record Date is entitled to vote, on an as-converted basis, pursuant to the number of Class A common shares to which it is convertible, and in accordance with the respective Certificate of Designation.

Provided that a quorum is present, each Special Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a majority representing at least two-thirds (2/3) of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Provided that a quorum is present, each Ordinary Resolution put to the vote at the Annual General Meeting requires the affirmative vote of holders of a simple majority of the aggregate voting power of the Voting Shares who, being present in person or by proxy and entitled to vote thereon, vote at the Annual General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes whether in person or by proxy.

Vinci may, from time-to-time prior to the Annual General Meeting, furnish additional documents to the SEC on Form 6-K. YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY MAY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSAL. Investors and shareholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Vinci will be available free of charge on the Investor Relations section of the Company’s website at https://ir.vincipartners.com.

Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company will bear the cost of any solicitation of proxies, including the cost of preparing, assembling and mailing any proxy materials.

Proposed Resolutions

The following resolutions will be proposed at the Annual General Meeting:

1.	as an ordinary resolution, that the Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2023 be approved and ratified;

2.	as an ordinary resolution, that Peter Ogilvie shall be appointed as director of the Company, following his appointment as interim director by the Board on October 30, 2023;

3.	as a special resolution, as a single voting item, to approve in all respects the business combination between the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorised to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company by virtue of such merger pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and in connection therewith:

a.	the Company be authorised to enter into the Plan of Merger in substantially the form annexed hereto (the “Plan of Merger”) (and for the purposes of Part XVI of the Companies Act, the Plan of Merger is hereby authorised by the Company pursuant to these shareholders’ resolutions passed by special resolution);

b.	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the Plan of Merger be executed by any one Director on behalf of the Company and any Director be authorised to submit the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company shall continue to be the Memorandum and Articles of Association;

4.	as a special resolution, the other transactions contemplated by the Merger Agreement, be approved and adopted in all respects;

5.	subject to and upon the closing of the Business Combination (the “Closing”), as an ordinary resolution, Mr. Manuel José Balbontin be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association;

6.	subject to and upon the Closing, as an ordinary resolution, Mr. Jaime de la Barra be elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association; and

7.	as an ordinary resolution, all actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals be approved, ratified and confirmed in all respects.

We refer to these resolutions collectively as the “Proposals” and each individually as a “Proposal.” The Plan of Merger to be presented to the Meeting will be in, or substantially in, the form appearing as an annex to this notice.

We will also consider any other business that properly comes before the Annual General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

The Board of Directors of the Company unanimously recommends that Vinci’s shareholders vote in favor of the Proposals presented at the Annual General Meeting.

Where You Can Find More Information

Vinci files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Vinci’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Vinci’s filings with the SEC are also available for free to the public on Vinci’s website, https://ir.vincipartners.com. Information contained on Vinci’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Vinci incorporates by reference into this document the documents listed below. Any filings Vinci makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of Vinci’s Annual General Meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports on Form 6-K furnished by Vinci to the SEC after the date of this document until the date of Vinci’s Annual General Meeting which Vinci identifies as being incorporated by reference into this document, are also incorporated by reference herein. On August 7, 2024, we furnished to the SEC on Form 6-K our unaudited financial statements as of and for the six months ended June 30, 2024, which are also incorporated by reference into this proxy statement. The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Vinci. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Vinci without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Vinci at:

Vinci Partners Investments Ltd

c/o Bruno Augusto Sacchi Zaremba
Avenida Bartolomeu Mitre, 336
Leblon, Rio de Janeiro, RJ
Brazil 22431-002

NY, USA: +1 (646) 559-8040
RJ, Brazil : +55 (21) 2159-6240

Email: ShareholderRelations@vincipartners.com

You should rely only on the information contained or incorporated by reference in this document. We have not authorised anyone to provide you with information that is different from what is contained in this document. This document is dated August 16, 2024. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to Vinci shareholders (if any) does not create any implication to the contrary.

By order of the Board of Directors,

Gilberto Sayão da Silva
Chairman of the Board

ANNEX A

DATED ___________________ 2024
(1) Vinci Partners INVESTMENTS LTD (2) [Merging Company Name]
PLAN OF MERGER

TABLE OF CONTENTS

CLAUSE	PAGE

1. Definitions and Interpretation	2
2. PLAN OF MERGER	2
3. Variation	5
4. Termination	5
5. Counterparts	5
6. Governing Law	6

THIS PLAN OF MERGER (this “Plan of Merger”) is made on _________________________2024

BETWEEN

(1)	Vinci Partners Investments Ltd, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands (the “Surviving Company”); and

(2)	[Merging Company Name], an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)	The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the merger agreement dated as of March 7, 2024 (as amended, varied, modified, supplemented, restated, novated or replaced from time to time, the “Merger Agreement”) between (1) the Surviving Company, (2) MNC Holdings Limited, (3) the Compass Shareholders, (4) the Compass Majority Holders, (5) the Representatives and (6) the CF Guarantor and this Plan of Merger and pursuant to the provisions of Part 16 of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

(B)	Following the Pre-Closing Reorganization, the Compass Shareholders became the members of the Merging Company.

(C)	The members of each of the Surviving Company and the Merging Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(D)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part 16 of the Companies Act.

IT IS AGREED

1.	Definitions and Interpretation

1.1	Terms not otherwise defined in the body of this Plan of Merger shall have the meanings given to them in Schedule 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company.

(c)	The registered office of the:

(i)	Surviving Company is (and following the Merger, will continue to be) Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands; and

2

(ii)	Merging Company is Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(d)	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$50,000 divided into 1,000,000,000 shares of a par value of US$0.00005 each, which comprise (i) five hundred million (500,000,000) Class A common shares (“Vinci Class A Shares”), (ii) two hundred fifty million (250,000,000) Class B common shares, and (iii) two hundred fifty million (250,000,000) shares of such class or classes (howsoever designated) and having the rights as the board of directors of the Surviving Company may determine from time to time in accordance with its amended and restated memorandum and articles of association, one hundred thousand (100,000) of which are designated Series A convertible preferred shares, [•] ([•]) of which are designated Class C common shares ("Vinci Class C Shares") and [•] ([•]) of which are as yet undesignated.

(e)	Immediately prior to the Effective Date, [the authorised share capital of the Merging Company is [US$•] divided into [•] [ordinary] shares each of nominal or par value [US$•] per share.]

2.2	Effective Date

In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Effective Date” and the “Registrar”, respectively).

2.3	Terms and Conditions

In summary, at the Effective Date in accordance with the Companies Act:

(a)	the rights, property, business, undertaking, goodwill, benefits, immunities and privileges of the Merging Company will vest in the Surviving Company pursuant solely to section 236(1)(b) of the Companies Act, and the Surviving Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company in accordance with section 236(1)(c) of the Companies Act;

(b)	the Merging Company will be struck from the Register of Companies of the Cayman Islands;

(c)	by virtue of the Merger and without any further action on the part of any party or any other person:

(i)	the shareholders of the Merging Company (other than the Dissenting Shares) shall receive an aggregate consideration (subject to certain adjustments) equal to [11,783,384] Vinci Class A Shares, and [•] Vinci Class C Shares, valued at approximately [US$31.3 million] (the “Merger Consideration”), and the shares of the Merging Company shall be automatically cancelled and extinguished, and shall cease to exist; and

(ii)	Dissenting Shares issued and outstanding immediately prior to the Effective Date shall be automatically cancelled at the Effective Date and shall cease to confer upon any Dissenting Shareholder any of the rights of a member except the right to payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of section 238 of the Companies Act and the rights referred to in section 238(12) and (16) of the Companies Act, unless any holders of Dissenting Shares effectively withdraw, waive or lose their dissenter rights, in which event such holders shall receive the Merger Consideration.

(d)	the amended and restated memorandum and articles of association of the Surviving Company as in effect immediately prior to the Effective Date (the "Surviving Company M&A") shall remain

3

unchanged and shall continue to be the memorandum and articles of association of the Surviving Company following the Merger; and

(e)	the Cayman Islands tax status and elections of the Surviving Company shall continue.

2.4	Share Rights and Restrictions

Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in (a) the Surviving Company M&A and (b) the Vinci Board Resolutions dated as of 9 October 2023 and the Certificate of Designations for the Series A convertible preferred shares dated as of 26 October 2023.

2.5	Directors’ Interests in the Merger

(a)	The names and addresses of each director of the Surviving Company immediately prior to the Merger are:

(i)	[Alessandro Monteiro Morgado Horta of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(ii)	Ana Marta Horta Veloso of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(iii)	Gilberto Sayao da Silva of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(iv)	Lywal Salles Filho of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(v)	Paulo Fernando Carvalho de Oliveira of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(vi)	Rogerio Ladeira Furquim Werneck of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(vii)	Guilherme Stocco Filho of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(viii)	Sonia Aparecida Consiglio of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(ix)	Peter Ogilvie of 451 6th Street, Brooklyn, New York, United States.]

(b)	The names and addresses of each director of the Surviving Company immediately following the Merger will be:

(i)	[Alessandro Monteiro Morgado Horta of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(ii)	Ana Marta Horta Veloso of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(iii)	Gilberto Sayao da Silva of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(iv)	Lywal Salles Filho of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(v)	Paulo Fernando Carvalho de Oliveira of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(vi)	Rogerio Ladeira Furquim Werneck of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

4

(vii)	Guilherme Stocco Filho of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(viii)	Sonia Aparecida Consiglio of Avenida Bartolomeu Mitre, 336, 5º floor, part, Leblon, Rio de Janeiro/RJ, Brazil

(ix)	Peter Ogilvie of 451 6th Street, Brooklyn, New York, United States

(x)	Manuel José Balbontin of [Director Address]

(xi)	Jaime de la Barra of [Director Address].]

(c)	No director of either of the Companies has been or will be paid any amounts or receive any benefits consequent upon the Merger in their capacity as a director.

2.6	Secured Creditors

(a)	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

2.7	Approval of Plan of Merger

(a)	The board of directors of each Company has approved this Plan of Merger in accordance with section 233(3) of the Companies Act.

(b)	The shareholders of each Company have authorised this Plan of Merger by way of a special resolution in accordance with section 233(6) of the Companies Act.

3.	Variation

3.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

(b)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

4.	Termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	Counterparts

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

5

6.	Governing Law

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

6

SIGNED for and on behalf of [Merging Company Name]:	)
)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of Vinci Partners Investments Ltd:	)
)
	)	Director
)
	)	Name:
)
)

Schedule 1

definitions

"Compass Shareholders" means Compass Group Cayman Ltd., Costanera Management LLC and CF Overseas.

"Compass Majority Holders" means each of Manuel José Balbontín, Jaime de la Barra, Jaime Martí and Matías Rodríguez.

"CF Guarantor" means Consorcio Financiero S.A.

"Compass Entities" means, collectively, MNC Holdings Limited, together with the legal entities set forth below:

Legal Entity	Jurisdiction
Compass Group LLC Sucursal Argentina	Argentina
Compass Group S.A.	Argentina
Investis Asset Management S.A.S.G.F.C.I.	Argentina
Compass Investment Management S.A.	Argentina
CG Investimentos Brazil Limitada	Brazil
DCLX Advisors Limited	British Virgin Islands
CDI Mexican Investments Limited	British Virgin Islands
Compass BCP Asia II Solutions GP Ltd.	Cayman Islands
Compass Secondaries Solutions GP Ltd.	Cayman Islands
Compass BXLS V GP Ltd.	Cayman Islands
Compass SP Solutions General Partner Ltd.	Cayman Islands
Compass GSO COF IV Solutions GP Ltd.	Cayman Islands
Compass LCP X Solutions GP Ltd.	Cayman Islands
Compass Capital (Cayman) Ltd.	Cayman Islands
Compass Capital Fund Associates, Ltd	Cayman Islands
Compass Group LLC (Establecimiento Permanente en Chile)	Chile
Compass Group Chile SpA	Chile
Inversiones La Esmeralda SpA	Chile
Compass Group Chile Inversiones II Limitada	Chile
Compass Group Chile Inversiones II Limitada y Compañía en Comandita por Acciones	Chile
Compass Asesorías e Inversiones Limitada	Chile
CG Servicios Financieros Limitada	Chile
Compass Group S.A. Asesores de Inversión	Chile
Compass Group Chile S.A. Administradora General de Fondos	Chile
Compass Distribución Institucional Limitada	Chile
Compass Group S.A. Comisionista de Bolsa	Colombia

CG Asesores de Inversión Colombia S.A.S.	Colombia
Compass Group Luxembourg GP S.à.r.l.	Luxembourg
Compass Group LLC	Mexico
Compass Group Holding S.A.P.I. de C.V.	Mexico
Compass Investments de México, S.A. de C.V. Sociedad Operadora de Fondos de Inversión	Mexico
Compass Investment Corporativo, S.A. de C.V.	Mexico
MB Property and Management de México S. de R.L. de C.V.	Mexico
Compass Servicios Operativos S. de R.L. de C.V.	Mexico
Compass Desarrollo Inmobiliario S.A. de C.V.	Mexico
CDI Sociedad Desarrolladora de Proyectos S.A. de C.V.	Mexico
CDI Sociedad Administradora de Proyectos S.A. de C.V.	Mexico
Compass Capital Consultants S.A.C.	Peru
Compass Peru S.A.	Peru
Compass Group SAF S.A.	Peru
Compass Group Asset Management Holding, S.L.U.	Spain
Compass Group Global Advisors S.A.	Uruguay
Compass Group Uruguay Investments Advisors S.A.	Uruguay
CG Global Services S.A.	Uruguay
Bunara S.A.	Uruguay
Cipresi S.A.	Uruguay
Compass Group Holdings, Inc.	Delaware, U.S.
CG Compass (USA) LLC	Delaware, U.S.
Compass Group LLC	New York, U.S.
Compass Group Investments Solutions LLC	Delaware, U.S.
Compass Investments Brazil LLC	Delaware, U.S.
Compass Latin America Investments LLC	Delaware, U.S.
Compass HoldCo	Cayman Islands

"Dissenting Shares" means the shares in the capital of Compass HoldCo that are issued and outstanding immediately prior to the Effective Date and that are held by shareholders who (i) have validly exercised their rights to dissent from the Merger in accordance with Section 238 of Companies Act (the “Dissention Rights”); and (ii) have not effectively withdrawn, waived or lost their Dissention Rights.

"Pre-Closing Reorganization" means a reorganization of MNC Holdings Limited upon consummation of which the Compass Shareholders will own, together, all of the outstanding equity interests of a new exempted company incorporated by the Compass Shareholders under the laws of the Cayman Islands (“Compass HoldCo”); and Compass HoldCo will, directly or indirectly, own all of the outstanding equity interests of MNC Holdings Limited and the other Compass Entities, which shall occur substantially as follows:

Step 1	The Compass Shareholders incorporate a new exempted company under the laws of the Cayman Islands ("Compass HoldCo").
Step 2	The Compass Shareholders contribute their equity interests in the Company to Compass HoldCo in exchange for the issue of the same number of new shares in Compass HoldCo. Consequently, Compass HoldCo will, directly or indirectly, own all of the outstanding equity interests of the Company and the other Compass Entities.
Step 3	The Company files IRS Form 8832 electing to be treated as an entity disregarded as separate from Compass HoldCo for U.S. federal income tax purposes.
Final	The Compass Shareholders' contribution of the Company equity interests to Compass Holdco in exchange for Compass HoldCo shares is intended to be treated as a tax-free "reorganization" pursuant to section 368(a)(l)(F) of the Code.

"Representatives" means Manuel José Balbontin and Jaime Eduardo de la Barra Jara, acting together.

"Transactions" means the transactions contemplated by certain transaction agreements, including the Merger.